Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187903

Indianapolis, IN

For Immediate Release

Allison Transmission Announces Sale of

12,500,000 Shares of Common Stock by Selling Stockholders

Indianapolis, IN, December 10, 2013 – Allison Transmission Holdings, Inc. (NYSE: ALSN), announced today the sale of 12,500,000 shares of its common stock by investment funds affiliated with The Carlyle Group and Onex Corporation (the “Sponsors”). All of the shares are being sold on a pro rata basis by the Sponsors, which are existing stockholders of Allison Transmission Holdings, Inc. (“Allison”), in accordance with their current interests. Allison will not receive any of the proceeds from the offering of shares by the Sponsors. Closing of the offering is expected to occur on or about December 16, 2013, subject to customary closing conditions.

Credit Suisse Securities (USA) LLC is acting as the sole underwriter for the offering. Credit Suisse Securities (USA) LLC proposes to offer the shares of common stock from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Following the offering, the Sponsors will continue to beneficially own an aggregate of approximately 99,392,499 shares, or approximately 54.3% in the aggregate, of Allison’s outstanding common stock after giving effect to the offering.

Allison has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allison has filed with the SEC for more complete information about Allison and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse Securities (USA) LLC will arrange to send you the prospectus if you request it by writing Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Allison Transmission

Allison Transmission (NYSE: ALSN) is the world’s largest manufacturer of fully automatic transmissions for medium- and heavy-duty commercial vehicles and hybrid-propulsion systems for city buses. Allison transmissions are used in a variety of applications including refuse, construction, fire, distribution, bus, motorhomes, defense and energy. Founded in 1915, the company is headquartered in Indianapolis, Indiana, USA and employs approximately 2,800 people worldwide. With a market presence in more than 80 countries, Allison has regional headquarters in the Netherlands, China and Brazil with manufacturing facilities in the U.S., Hungary and India. Allison also has approximately 1,400 independent distributor and dealer locations worldwide.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including all statements regarding future financial results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plans,” “project,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “forecast,” “could,” “potential,” “continue” or the negative of these terms or other similar terms or phrases. Forward-looking statements are not guarantees of future performance and involve known and unknown risks. Factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made include, but are not limited to: risks related to our substantial indebtedness; our participation in markets that are competitive; general economic and industry conditions; our ability to prepare for, respond to and successfully achieve our objectives relating to technological and market developments and changing customer needs; the failure of markets outside North America to increase adoption of fully-automatic transmissions; the discovery of defects in our products, resulting in delays in new model launches, recall campaigns and/or increased warranty costs and reduction in future sales or damage to our brand and reputation; the concentration of our net sales in our top five customers and the loss of any one of these; risks associated with our international operations; brand and reputational risks; our intention to pay dividends; and labor strikes, work stoppages or similar labor disputes, which could significantly disrupt our operations or those of our principal customers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this press release, and we undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Contacts

Investor Relations

(317) 242-3078

ir@allisontransmission.com

Media Relations

(317) 242-5000

media@allisontransmission.com